# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hafnia Limited, CIK 0001815779
CUSIP: Y2990R101
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: c/o Hafnia SG Pte Ltd,, Pasir Panjang Road, #18-01 Mapletree Business City, Singapore (U0), 117438
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001649312

## Reporting persons
- BW Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 226,444,049; shared voting power 0; sole dispositive power 226,444,049; shared dispositive power 0; aggregate amount beneficially owned 226,444,049 (45.47% of the class)
  Comment: *Percent of class is based on (i) the number of shares held by BWG as of September 30, 2024 and (ii) the number common shares outstanding as of April 14, 2025 (497,989,642 shares) as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025. In addition to certain market purchases by BWG, the increase in percentage as against the original Schedule 13G filed by BWG is due to the Issuer purchasing its own shares pursuant to a share buyback program conducted from December 2, 2024 to January 24, 2025. The increase in percentage resulting only from acquisitions by BWG was 1.27%.

## Item 1. Issuer
Name of issuer: Hafnia Limited
Address of issuer's principal executive offices: c/o Hafnia SG Pte Ltd, 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438

## Item 2. Person Filing
Name of person filing: BW Group Limited ("BWG")
Address of principal business office or, if none, residence: Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM1189, Hamilton, Pembroke, HM EX, Bermuda
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class: See row 11 of the cover page.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition: See row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BW Group Limited: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (05/28/2025)